FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario M5H 3V5 CANADA

Item 2	Date of Material Change

April 6, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on April 6, 2011.

Item 4	Summary of Material Change

Gammon Gold Reports High-Grade Discovery at La Balleza Vein in Venus Project: 0.7m grading 62.20 grams per tonne Gold and 2700 grams per tonne Silver

Item 5	Full Description of Material Change

Gammon is pleased to announce that a new discovery of high-grade gold-silver mineralization in the La Balleza Vein in the north-central portion of the Venus property.

Venus Project Drilling Highlights

Highlights from the 12 holes for which assays have been received include:

  VEN-009, 0.7 metres grading 62.20 grams per tonne gold and 2,700 grams per tonne silver, or 111.29 grams per tonne gold equivalent(1).
  VEN-004, 0.6 metres grading 8.58 grams per tonne gold and 1,050 grams per tonne silver, or 27.67 grams per tonne gold equivalent(1).

(1) Using the Company’s long-term gold equivalency ratio of 55:1 (which assumes 100% metallurgical recoveries and royalties for gold and silver).

TABLE 1: Summary of Positive Drill Intercepts from Venus Project

Hole_ID	From,	To,	Length,	Au,	Ag,	AuEq(55),	Target
	m	m	m	gpt	gpt	gpt
VEN-001	27.0	28.5	1.5	0.69	1	0.70	La Boleta
VEN-002	31.2	33.9	2.7	0.45	3	0.50	La Boleta
VEN-002	45.9	46.4	0.5	2.63	3	2.68	La Boleta
VEN-004	281.9	282.5	0.6	8.58	1050	27.67	La Balleza
VEN-004	286.5	287.1	0.6	2.99	150	5.72	La Balleza
VEN-005	85.7	86.4	0.7	0.07	5	0.16	La Balleza
VEN-005	89.4	92.4	3.0	0.13	1	0.15	La Balleza
VEN-005	93.2	93.9	0.8	0.58	4	0.64	La Balleza
VEN-006	41.0	63.6	22.6	0.14	1	0.15	Veta_Sto_Niño
VEN-006	63.6	65.5	2.0	5.50	34	6.12	Veta_Sto_Niño
VEN-006	65.5	97.6	32.1	0.12	0	0.13	Veta_Sto_Niño
VEN-007	4.0	12.0	8.0	0.23	2	0.27	Veta_Sto_Niño
VEN-007	134.5	151.2	16.7	0.21	1	0.23	Veta_Sto_Niño
VEN-009	56.0	60.5	4.5	1.49	18	1.83	La Balleza
VEN-009	82.5	84.0	1.5	1.89	1	1.92	La Balleza
VEN-009	109.1	109.8	0.7	62.20	2700	111.29	La Balleza
VEN-011	292.0	293.6	1.6	1.05	3	1.10	Veta_Sto_Niño
VEN-012	118.0	137.3	19.3	0.33	1	0.35	Veta_Sto_Niño

Note: The Venus Project information has been reviewed by Qualified Person, Mr. Peter Drobeck. Sample analyses for Venus Project drilling were performed by ALS-Chemex Laboratories (based in Vancouver, British Columbia, using their facility in Hermosillo, Mexico). Gold was analyzed using standard fire assay procedures with AA finish, and silver by multi-acid digestion with AA finish. The high gold assays reported herein for drill holes VEN-004 and VEN-009 had their gold values checked with screen fire assays which are shown on Table 1 (standard fire assays were slightly higher). The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at the Venus Project per Company policies. Sample lengths are not necessarily true widths.

Diagram 1: Location Map of Venus Project in the Ocampo – Pinos Altos – Concheno Mining District, Western Chihuahua, Mexico. Grey shading indicates Gammon Gold Inc’s mineral land position.

Diagram 2: Location Map of Drill Collars completed by Gammon Gold Inc. on the Venus Project.

Diagram 3: Cross – Section looking northwest of the La Balleza Vein, Venus Project, showing newly reported drill intersections.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 416-646-3825

Item 9	Date of Report

April 6, 2011